Mail Stop 4561
via fax (678) 259-8632

August 4, 2008

Mr. Peter Yip
CDC Corporation
33/F Citicorp Center
18 Whitfield Road
Causeway Bay, Hong Kong

      Re: **CDC Corporation**
               Form 20-F and Form 20-F/A for the year ended December 31, 2006
               Filed July 2, 2007 and June 30, 2008, respectively
               File No. 0-30134

Dear Mr. Yip:

      We have reviewed your amended Form 20-F filed on June 30, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the year ended December 31, 2006

General

1.   Please revise your December 31, 2006 Form 20-F/A to include the correct consents for E&Y and D&T Tohmatus. In this regard, we note that the consent of D&T Tohmatsu (Exhibit 15.(A).7) refers to an audit report dated June 20, 2006 and July 2, 2007 at to the effects of a restatement. D&T Tohmatsu's audit report included in the Company's Form 20-F/A, however, is dated June 16, 2006. Also, the consent of E&Y (Exhibit 15.(A).6) does not reference the opinion for the restatement footnote, which is dated July 2, 2007. In addition, the Staff notes similar issues with regards to Exhibit 15.(A).2 and 15.(A).3 included in the

Company's December 31, 2007 Form 20-F. Please revise both filings as necessary.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief